Exhibit 99.1
Nomad Foods Reports Fourth Quarter and Full Year 2021 Financial Results

Full year Adjusted EPS of €1.55 represents 15% growth, and at the top end of guidance

Completes a 5th consecutive year of record annual reported revenue, Adjusted EBITDA and Adjusted EPS

Anticipates a sixth consecutive year of reported revenue growth, organic revenue growth and Adjusted EPS growth in 2022
FELTHAM, England - February 24, 2022 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and twelve-month periods ended December 31, 2021.
Key operating highlights and financial performance for the fourth quarter 2021, when compared to the fourth quarter 2020, include:

•Reported revenue increased 7.0% to €704 million
•Organic revenue decline of 4.5%
•Reported Profit for the period of €29 million
•Adjusted EBITDA decreased 5% to €113 million
•Adjusted EPS of €0.33
Key operating highlights and financial performance for the full year 2021, when compared to the full year 2020, include:

•Reported revenue increased 3.6% to €2,607 million
•Organic revenue decline of 2.1%
•Reported Profit for the period of €181 million
•Adjusted EBITDA increased 4% to €487 million
•Adjusted EPS of €1.55
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We are pleased to report strong operational and financial performance in 2021 and a fifth consecutive year of revenue, Adjusted EBITDA and Adjusted EPS growth. Following an exceptional year of growth in 2020, we focused this year on consolidating our consumer gains through product innovation and impactful promotion, while ensuring our supply chain was fit for purpose as we drove investments in capacity expansion and efficiency programs. Despite a difficult operating environment, we delivered a 4% increase in Adjusted EBITDA to €487 million and a 15% increase in Adjusted EPS to €1.55, reflecting the resilience of our operating model, the strength of our brands and our focus on maximizing value for our shareholders.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Our 2021 results mark a new record level of financial performance for our company. In addition to delivering Adjusted EPS at the top-end of guidance, this year's notable achievements include a successful refinancing of our debt, the integration of Findus Switzerland, the acquisition of Fortenova's frozen food business for €615 million, as well as over $75 million of share repurchases during the fourth quarter. Having established a strong platform for growth over the last five years, we are confident our business is well-positioned to repeat this pattern of growth in 2022 and beyond."
Fourth Quarter of 2021 results compared to the Fourth Quarter of 2020
•Revenue increased 7.0% to €704 million. Organic revenue decline of 4.5% was driven by a 3.1% decline in volume/mix and a 1.4% decline in price.
•Adjusted gross profit decreased 10% to €186 million. Adjusted Gross margin declined 500 basis points to 26.5% due to cost of goods inflation and promotions. The inclusion of Findus Switzerland and Fortenova Frozen, whose margins are seasonally low during the fourth quarter, diluted gross margins by 150 basis points. Fortenova Frozen's gross margins are expected to be slightly accretive on a full year basis in 2022.
•Adjusted operating expenses decreased 9% to €94 million, reflecting a more normalized level of Advertising and promotion spend relative to the prior year where the company invested €10 million behind new consumer retention and brand building activities. Indirect expenses increased in-line with revenues.
•Adjusted EBITDA decreased 5% to €113 million and Adjusted Profit after tax decreased 15% to €58 million due to the aforementioned factors.

Exhibit 99.1
•Adjusted EPS decreased 13% to €0.33, reflecting growth in Adjusted Profit after tax. Reported EPS decreased 50% to €0.16.

Year Ended 2021 results compared to the Year Ended of 2020
•Revenue increased 3.6% to €2,607 million. Organic revenue decline of 2.1% was driven by a 1.6% decline in volume/mix and a 0.5% decline in price.
•Adjusted gross profit decreased 1% to €753 million. Adjusted Gross margin declined 140 basis points to 28.9% due to cost of goods inflation and mix from the acquisitions of Findus Switzerland and Fortenova Frozen.
•Adjusted operating expenses decreased 7% to €338 million reflecting a decline in both Advertising and promotion and Indirect expense.
•Adjusted EBITDA increased 4% to €487 million and Adjusted Profit after tax increased 5% to €277 million, due to the aforementioned factors.
•Adjusted EPS increased 15% to €1.55 and Reported EPS decreased 11% to €1.02.
2022 Guidance
For the full year 2022, management expects double digit growth in Adjusted EPS to a range of €1.71 to €1.75. Full year guidance assumes reported revenue growth of high single-digit percentage and organic revenue growth at a low-single digit percentage.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, February 24, 2022 at 1:30 p.m. GMT (8:30 a.m. Eastern Standard Time). A live audio webcast of the conference call and an accompanying presentation will both be available at Nomad Foods’ website at www.nomadfoods.com under Investor Relations. A replay of the webcast will be available on the Company website for two weeks following the event. Additionally, participants in North America may access the live call by dialing +1-877-451-6152 and international participants may dial +1-201-389-0879; the passcode is 13726325#.

Nomad Foods Contacts
Investor Relations Contacts
John Mills
ICR
+1-646-277-1254

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Financial Information

The audit of the financial information included in this press release has not been completed. As a result, such financial information is preliminary, constitutes forward-looking statements and is subject to adjustment based on completion of the audit process. The Company expects to file its audited financial results in early March.

Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and twelve months ended December 31, 2021 and for comparative purposes, the three and twelve months ended December 31, 2020.

Adjusted financial information for the three and twelve months ended December 31, 2021 and 2020 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency exchange charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three and twelve months ended December 31, 2021 and 2020 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results.

Adjusted Gross Profit and adjusted gross margin exclude acquisition purchase price adjustments within cost of goods sold.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 16, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended December 31, 2021 and December 31, 2020

	Three months ended December 31, 2021	Three months ended December 31, 2020
	€m	€m
Revenue	704.0	657.7
Cost of sales	(523.7)	(450.6)
Gross profit	180.3	207.1
Other operating expenses	(98.7)	(113.9)
Exceptional items	(23.7)	6.7
Operating profit	57.9	99.9
Finance income	1.6	0.1
Finance costs	(17.2)	(19.6)
Net financing costs	(15.6)	(19.5)
Profit before tax	42.3	80.4
Taxation	(13.5)	(21.7)
Profit for the period	28.8	58.7

Basic earnings per share
Weighted average shares outstanding in millions	178.1	179.4
Basic earnings per share in €	0.16	0.33
Diluted earnings per share
Weighted average shares outstanding in millions	178.1	183.2
Diluted earnings per share in €	0.16	0.32

Statements of Profit or Loss
Twelve months ended December 31, 2021 (unaudited) and December 31, 2020 (audited)

	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
	€m	€m
Revenue	2,606.6	2,515.9
Cost of sales	(1,862.3)	(1,753.4)
Gross profit	744.3	762.5
Other operating expenses	(356.3)	(382.7)
Exceptional items	(45.3)	(20.6)
Operating profit	342.7	359.2
Finance income	0.1	4.7
Finance costs	(106.1)	(68.4)
Net financing costs	(106.0)	(63.7)
Profit before tax	236.7	295.5
Taxation	(55.7)	(70.4)
Profit for the period	181.0	225.1

Attributable to:
Equity owners of the parent	181.0	225.2
Non-controlling interests	—	(0.1)
	181.0	225.1

Basic earnings per share in €	1.02	1.16

Diluted earnings per share in €	1.02	1.14

Nomad Foods Limited As Reported
Statements of Financial Position
As at December 31, 2021 (unaudited) and December 31, 2020 (unaudited)

	As at December 31, 2021	As at December 31, 2020 Restated*
	€m	€m
Non-current assets
Goodwill	2,099.4	1,902.5
Intangibles	2,455.7	2,155.7
Property, plant and equipment	549.4	422.2
Other non-current assets	8.9	1.1
Derivative financial instruments	—	17.2
Deferred tax assets	128.3	113.5
Total non-current assets	5,241.7	4,612.2
Current assets
Cash and cash equivalents	254.2	393.2
Inventories	410.6	344.3
Trade and other receivables	234.6	185.0
Indemnification assets	9.5	15.4
Short-term investments	—	25.0
Derivative financial instruments	20.2	5.5
Total current assets	929.1	968.4
Total assets	6,170.8	5,580.6
Current liabilities
Trade and other payables	692.0	647.2
Current tax payable	198.5	166.2
Provisions	39.3	45.7
Loans and borrowings	29.1	22.5
Derivative financial instruments	7.3	35.5
Total current liabilities	966.2	917.1
Non-current liabilities
Loans and borrowings	2,198.3	1,736.3
Employee benefits	244.2	276.2
Other non-current liabilities	1.8	2.2
Provisions	2.9	6.1
Derivative financial instruments	20.8	89.5
Deferred tax liabilities	437.6	427.1
Total non-current liabilities	2,905.6	2,537.4
Total liabilities	3,871.8	3,454.5
Net assets	2,299.0	2,126.1
Equity attributable to equity holders
Share capital and capital reserve	1,623.1	1,620.5
Share based compensation reserve	6.9	8.3
Founder Preferred Share Dividend reserve	166.0	245.5
Translation reserve	105.1	84.7
Cash flow hedging reserve	10.5	(24.5)
Retained earnings/(accumulated deficit reserve)	387.4	191.6
Total equity	2,299.0	2,126.1
* The Statement of Financial Position as at December 31, 2020 includes a restatement related to acquisition accounting.

Nomad Foods Limited As Reported
Statements of Cash Flows
For the year ended December 31, 2021 (unaudited) and the year ended December 31, 2020 (audited)

	For the Year ended December 31, 2021	For the Year ended December 31, 2020
	€m	€m
Cash flows from operating activities
Profit for the period	181.0	225.1
Adjustments for:
Exceptional items	45.3	20.6
Non-cash fair value purchase price adjustment of inventory	8.4	—
Share based payment expense	5.1	9.0
Depreciation and amortization	71.6	67.6
Loss on disposal and impairment of property, plant and equipment	0.7	0.9
Net finance costs	106.0	63.7
Taxation	55.7	70.4
Operating cash flow before changes in working capital, provisions and exceptional items	473.8	457.3
Increase in inventories	(23.8)	(12.7)
Decrease/(increase) in trade and other receivables	24.1	(1.8)
(Decrease)/increase in trade and other payables	(25.0)	107.2
Increase in employee benefits and other provisions	1.2	2.0
Cash generated from operations before tax and exceptional items	450.3	552.0
Cash flows relating to exceptional items	(48.8)	(12.1)
Tax paid	(95.2)	(82.9)
Net cash generated from operating activities	306.3	457.0
Cash flows from investing activities
Business combinations, net of cash acquired	(597.3)	(112.9)
Purchase of property, plant and equipment and intangibles	(79.2)	(58.7)
Purchase of investments	—	(25.0)
Redemption of investments	16.5	25.2
Cash used in investing activities	(660.0)	(171.4)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	—	0.6
Repurchase of ordinary shares	(77.6)	(608.6)
Payments related to shares withheld for tax	(22.6)	(19.2)
Issuance of new loan principal	800.0	—
Repayment of loan principal	(408.7)	(11.7)
Payment of lease liabilities	(19.4)	(20.3)
Payment of financing fees	(18.7)	—
Interest paid	(36.7)	(50.2)
Interest received	0.1	0.7
Other financing cash flows	(2.0)	(6.1)
Net cash provided by/(used in) financing activities	214.4	(714.8)
Net decrease in cash and cash equivalents	(139.3)	(429.2)
Cash and cash equivalents at beginning of period	382.5	824.8
Effect of exchange rate fluctuations	11.0	(13.1)
Cash and cash equivalents at end of period*	254.2	382.5
*Cash and cash equivalents includes bank overdrafts of €nil for the year ended December 31, 2021 (2020: €10.7 million).

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended December 31, 2021 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended December 31, 2021

€ in millions, except per share data	As reported for the three months ended December 31, 2021	Adjustments		As Adjusted for the three months ended December 31, 2021
Revenue	704.0	—		704.0
Cost of sales	(523.7)	6.1	(a)	(517.6)
Gross profit	180.3	6.1		186.4
Other operating expenses	(98.7)	4.3	(b)	(94.4)
Exceptional items	(23.7)	23.7	(c)	—
Operating profit	57.9	34.1		92.0
Finance income	1.6	(1.5)		0.1
Finance costs	(17.2)	1.0		(16.2)
Net financing costs	(15.6)	(0.5)	(d)	(16.1)
Profit before tax	42.3	33.6		75.9
Taxation	(13.5)	(4.3)	(e)	(17.8)
Profit for the period	28.8	29.3		58.1

Weighted average shares outstanding in millions - basic	178.1	—		178.1
Basic earnings per share	0.16			0.33
Weighted average shares outstanding in millions - diluted	178.1	—		178.1
Diluted earnings per share	0.16			0.33

(a)Represents non-cash fair value uplift of inventory recorded as part of the Fortenova acquisition purchase price accounting.
(b)Share based payment charge including employer payroll taxes of €3.5 million and non-operating M&A related costs of €0.8 million.
(c)Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) three months ended December 31, 2021’ for a detailed list of exceptional items.
(d)Elimination of a €1.0 million gain from the reversal of an impairment loss on a short-term investment, €0.5 million of foreign exchange translation gains and €1.0 million of foreign exchange losses on derivatives.
(e)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the three months ended December 31, 2021 to the reported results of Nomad Foods for such period.
Adjusted EBITDA (unaudited)
Three Months Ended December 31, 2021

€ in millions	As reported for the three months ended December 31, 2021
Profit for the period	28.8
Taxation	13.5
Net financing costs	15.6
Depreciation and amortization	20.9
Acquisition purchase price adjustments	6.1	(a)
Exceptional items:
Fortenova Group integration costs	2.9	(b)
Factory optimization	2.6	(c)
Brexit	0.6	(d)
Findus Switzerland integration costs	2.5	(e)
Business Transformation Program	11.7	(f)
Information Technology Transformation program	4.2	(g)
Settlement of legacy matters	(0.8)	(h)
Other Adjustments:
Other add-backs	4.3	(i)
Adjusted EBITDA(j)	112.9

(a)Represents non-cash fair value uplift of inventory recorded as part of the Fortenova acquisition purchase price accounting.
(b)Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
(c)Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.
(d)Expenses related to preparations for the impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure.
(e)Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
(f)Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program. Expenses in the period consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
(g)Expenses associated with the Information Technology Transformation program, which are primarily professional fees.
(h)Income and expenses associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups.
(i)Represents the elimination of share based payment charge including employer payroll taxes of €3.5 million and elimination of non-operating M&A related costs of €0.8 million.
(j)Adjusted EBITDA margin of 16.0% for the three months ended December 31, 2021 is calculated by dividing Adjusted EBITDA by Revenue of €704.0 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted financial information for the three months ended December 31, 2020 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended December 31, 2020

€ in millions, except per share data	As reported for the three months ended December 31, 2020	Adjustments		As Adjusted for the three months ended December 31, 2020
Revenue	657.7	—		657.7
Cost of sales	(450.6)	—		(450.6)
Gross profit	207.1	—		207.1
Other operating expenses	(113.9)	10.2	(a)	(103.7)
Exceptional items	6.7	(6.7)	(b)	—
Operating profit	99.9	3.5		103.4
Finance income	0.1	—		0.1
Finance costs	(19.6)	2.8		(16.8)
Net financing costs	19.5	2.8	(c)	(16.7)
Profit before tax	80.4	6.3		86.7
Taxation	(21.7)	3.1	(d)	(18.6)
Profit for the period	58.7	9.4		68.1

Weighted average shares outstanding in millions - basic	179.4			179.4
Basic earnings per share	0.33			0.38
Weighted average shares outstanding in millions - diluted	183.2	(3.8)	(e)	179.4
Diluted earnings per share	0.32			0.38

(a)Share based payment charge including employer payroll taxes of €4.5 million and non-operating M&A related costs of €5.7 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) three months ended December 31, 2020’ for a detailed list of exceptional items.
(c)Elimination of €1.7 million of foreign exchange translation losses and €1.1 million of foreign exchange losses on derivatives.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.
(e)Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2020 but for which shares were issued on January 4, 2021.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the three months ended December 31, 2020 to the reported results of Nomad Foods for such period.
Adjusted EBITDA (unaudited)
Three Months Ended December 31, 2020

€ in millions	As reported for the three months ended December 31, 2020
Profit for the period	58.7
Taxation	21.7
Net financing costs	19.5
Depreciation and amortization	16.0
Exceptional items:
Brexit	0.7	(a)
Findus Switzerland integration costs	0.3	(b)
Goodfella's Pizza & Aunt Bessie's integration costs	0.3	(c)
Factory optimization	2.4	(d)
Supply chain reconfiguration	(12.5)	(e)
Business Transformation Program	2.3	(f)
Settlement of legacy matters	(0.2)	(g)
Other Adjustments:
Other add-backs	10.2	(h)
Adjusted EBITDA(i)	119.4

(a)Expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure.
(b)Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
(c)Expenses associated with the integration of the Goodfella's pizza and Aunt Bessie's businesses which were acquired in 2018.
(d)Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.
(e)Income recognized on reaching an agreement to end the leasehold on a cold store in Sweden.
(f)Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program.
(g)Income and expenses associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups.
(h)Represents the elimination of share based payment charge including employer payroll taxes of €4.5 million and elimination of non-operating M&A related costs of €5.7 million.
(i)Adjusted EBITDA margin of 18.2% for the three months ended December 31, 2020 is calculated by dividing Adjusted EBITDA by Revenue of €657.7 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the twelve months ended December 31, 2021 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Twelve Months Ended December 31, 2021

€ in millions, except per share data	As reported for the twelve months ended December 31, 2021	Adjustments		As Adjusted for the twelve months ended December 31, 2021
Revenue	2,606.6	—		2,606.6
Cost of sales	(1,862.3)	8.4	(a)	(1,853.9)
Gross profit	744.3	8.4		752.7
Other operating expenses	(356.3)	18.7	(b)	(337.6)
Exceptional items	(45.3)	45.3	(c)	—
Operating profit	342.7	72.4		415.1
Finance income	0.1	—		0.1
Finance costs	(106.1)	41.9		(64.2)
Net financing costs	(106.0)	41.9	(d)	(64.1)
Profit before tax	236.7	114.3		351.0
Taxation	(55.7)	(18.7)	(e)	(74.4)
Profit for the period	181.0	95.6		276.6

Weighted average shares outstanding in millions - basic	178.1	—		178.1
Basic earnings per share	1.02			1.55
Weighted average shares outstanding in millions - diluted	178.1	—		178.1
Diluted earnings per share	1.02			1.55

(a)Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland and Fortenova acquisition purchase price accounting.
(b)Share based payment charge including employer payroll taxes of €5.8 million and non-operating M&A related costs of €12.9 million.
(c)Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) twelve months ended December 31, 2021’ for a detailed list of exceptional items.
(d)Elimination of €17.9 million of charges recognized as part of refinancing activities, a one-time net €8.6 million loss from the impairment of a short-term investment, which was made with surplus cash as part of our cash management activities, €4.0 million of foreign exchange translation losses and €11.4 million of foreign exchange losses on derivatives.
(e)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the twelve months ended December 31, 2021 to the reported results of Nomad Foods for such period:
Adjusted EBITDA (unaudited)
Twelve Months Ended December 31, 2021

€ in millions	As reported for the twelve months ended December 31, 2021
Profit for the period	181.0
Taxation	55.7
Net financing costs	106.0
Depreciation and amortization	71.6
Acquisition purchase price adjustments	8.4	(a)
Exceptional items:
Findus Switzerland integration costs	6.2	(b)
Brexit	5.3	(c)
Information Technology Transformation program	4.2	(d)
Business Transformation Program	18.8	(e)
Fortenova Group integration costs	3.5	(f)
Factory optimization	4.9	(g)
Settlement of legacy matters	(2.6)	(h)
Release of indemnification assets	5.0	(i)
Other Adjustments:
Other add-backs	18.7	(j)
Adjusted EBITDA(k)	486.7

(a)Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland and Fortenova acquisition purchase price accounting.
(b)Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
(c)Expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure.
(d)Expenses associated with the Information Technology Transformation program, which are primarily professional fees.
(e)Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program. Expenses in the period consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
(f)Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
(g)Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.
(h)Income and expenses associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups.
(i)Charge for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group.
(j)Represents the elimination of share based payment charge including employer payroll taxes of €5.8 million and elimination of non-operating M&A related costs of €12.9 million.
(k)Adjusted EBITDA margin of 18.7% for the twelve months ended December 31, 2021 is calculated by dividing Adjusted EBITDA by Revenue of €2,606.6 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted financial information for the twelve months ended December 31, 2020 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Twelve Months Ended December 31, 2020

€ in millions, except per share data	As reported for the twelve months ended December 31, 2020	Adjustments		As Adjusted for the twelve months ended December 31, 2020
Revenue	2,515.9	—		2,515.9
Cost of sales	(1,753.4)	—		(1,753.4)
Gross profit	762.5	—		762.5
Other operating expenses	(382.7)	19.4	(a)	(363.3)
Exceptional items	(20.6)	20.6	(b)	—
Operating profit	359.2	40.0		399.2
Finance income	4.7	(4.0)		0.7
Finance costs	(68.4)	1.5		(66.9)
Net financing costs	(63.7)	(2.5)	(c)	(66.2)
Profit before tax	295.5	37.5		333.0
Taxation	(70.4)	—	(d)	(70.4)
Profit for the period	225.1	37.5		262.6

Profit attributable to:
Equity owners of the parent	225.2	37.5		262.7
Non-controlling interests	(0.1)	—		(0.1)
	225.1	37.5		262.6

Weighted average shares outstanding in millions - basic	194.0	—		194.0
Basic earnings per share	1.16			1.35
Weighted average shares outstanding in millions - diluted	197.9	(3.9)	(e)	194.0
Diluted earnings per share	1.14			1.35

(a)Share based payment charge including employer payroll taxes of €12.1 million and non-operating M&A related costs of €7.3 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) twelve months ended December 31, 2020’ for a detailed list of exceptional items.
(c)Elimination of €4.0 million of foreign exchange translation gains and €1.5 million of foreign exchange losses on derivatives.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.
(e)Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2020 but for which shares were issued on January 4, 2021.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the twelve months ended December 31, 2020 to the reported results of Nomad Foods for such period:
Adjusted EBITDA (unaudited)
Twelve Months Ended December 31, 2020

€ in millions	As reported for the twelve months ended December 31, 2020
Profit for the period	225.1
Taxation	70.4
Net financing costs	63.7
Depreciation and amortization	67.6
Exceptional items:
Brexit	1.6	(a)
Supply chain reconfiguration	(12.5)	(b)
Findus Switzerland integration costs	0.3	(c)
Goodfella's Pizza & Aunt Bessie's integration costs	4.0	(d)
Factory optimization	10.0	(e)
Release of indemnification assets	17.8	(f)
Settlement of legacy matters	(2.9)	(g)
Business Transformation Program	2.3	(h)
Other Adjustments:
Other add-backs	19.4	(i)
Adjusted EBITDA(j)	466.8

(a)Expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure.
(b)Income recognized on reaching an agreement to end the leasehold on a cold store in Sweden.
(c)Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
(d)Expenses associated with the integration of the Goodfella's pizza and Aunt Bessie's businesses which were acquired in 2018.
(e)Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.
(f)Charge for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group..
(g)Income and expense associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups.
(h)Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program.
(i)Represents the elimination of share based payment charge including employer payroll taxes of €12.1 million and elimination of non-operating M&A related costs of €7.3 million.
(j)Adjusted EBITDA margin of 18.6% for the twelve months ended December 31, 2020 is calculated by dividing Adjusted EBITDA by Revenue of €2,515.9 million.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth/(decline)
Year on Year Growth - December 31, 2021 compared with December 31, 2020:

	Three Months Ended December 31, 2021	Twelve Months Ended December 31, 2021
	YoY change	YoY change
Reported Revenue Growth	7.0%	3.6%

Of which:
Organic Revenue Growth/(Decline)	(4.5)%	(2.1)%
Acquisitions	9.3%	3.0%
Calendar effect (a)	—%	(0.3)%
Translational FX (b)	2.2%	3.0%
Total	7.0%	3.6%

(a)Driven by an increased number of trading days versus the prior year period, including an extra day in February due to a leap year.
(b)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding future operating and financial performance of the Company, including the Company's 2022 preliminary guidance with respect to reported revenue growth, organic revenue growth, Adjusted EPS and Adjusted EPS growth. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (ii) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (iii) the Company’s ability to accurately predict the performance of its Green Cuisine brand and the Findus Switzerland and Fortenova Frozen businesses' and their impact on the Company’s growth; (iv) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental Europe; (v) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (vi) the effects of reputational damage from unsafe or poor quality food products; (vii) the risk that securities markets will react negatively to actions by the Company; (viii) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (ix) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (x) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xi) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xii) the Company’s ability to protect its brand names and trademarks; (xiii) uncertainty about the terms of the trade agreement between the UK and the EU associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xiv) loss of the Company’s financial arrangements with respect to receivables factoring; (xv) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvi) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xvii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xviii) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xix) changes in applicable laws or regulations; and (xx) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.